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                                                                   Exhibit 4(z)


                                    Met Logo
                       METROPOLITAN LIFE INSURANCE COMPANY
                (A Mutual Company Incorporated in New York State)

                                   ENDORSEMENT

This Endorsement amends the Individual Retirement Annuity ("IRA") contract to which it is attached, effective on the contract issue date, to make it suitable for use as a funding vehicle under a Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE IRA"), established by an employer under Section 408(p) of the Internal Revenue Code of 1986 (the "Code"). In the event of a conflict between this Endorsement and the Contract, the provisions of the Endorsement will control.

The following paragraphs are added to the definitions section of the Contract:

"SIMPLE IRA" is an IRA contract issued under a Savings Incentive Match Plan for Employees of Small Employers established by an employer under Section 408(p) of the Internal Revenue Code of 1986.

"Participant" is an employee under a SIMPLE IRA plan who is the annuitant and sole owner of the contract and the person for whose benefit the contract is issued.

The following paragraphs replace the section of the Contract dealing with purchase payments:

1. This SIMPLE IRA Contract will only accept purchase payments made in cash on behalf of a Participant under a qualified salary reduction arrangement under Section 408(p)(2) and other employer contributions within the limitations of and pursuant to the terms of a Simple IRA Plan described in
     Section 408(p) of the Code. It will also accept contributions and purchase payments as a result of a transfer or rollover from other SIMPLE IRAs of the Participant. No other contributions or purchase payments may be made under this contract.

2. A Participant may make contributions expressed as a percentage of his or her compensation (up to 100%), but may not contribute in excess of $6,000 (indexed for inflation after 1997) in the aggregate each year to this and all other certificates, contracts or accounts that are used as funding vehicles under the employer's SIMPLE IRA plan.

3. Any refund of purchase payments (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year

R.S. 1209

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     of the refund, toward the payment of future purchase payments or the purchase of additional benefits.

The following paragraph is added to the section of the Contract dealing with withdrawals:

Prior to the expiration of the two year period beginning on the date the Participant first participated in any SIMPLE IRA Plan maintained by the employer, any rollover or transfer from this SIMPLE IRA must be made to another SIMPLE IRA of the Participant in order to qualify as a rollover under Section 408(p) of the Code. Any distribution of funds from this SIMPLE IRA during this two year period may be subject to a 25% additional tax if not rolled over into a SIMPLE IRA. After the expiration of this two year period, the Participant may rollover or transfer funds to any IRA of the Participant that is qualified under
Section 408(a) or 408(b) of the Code, and the 25% distribution tax penalty no longer applies.

The following paragraphs replace the paragraphs in the income payments section dealing with minimum distribution, and any other paragraphs or sections inconsistent with the following:

1. Your entire interest in the contract must be distributed or commence to be distributed, no later than the first day of April following the calendar year in which you attain age 70 1/2 (Required Beginning Date).

     Payments must be made over:

     a) your life, or the lives of you and your designated beneficiary, or

     b) a period certain not extending beyond your life expectancy or the life expectancy of you and your designated beneficiary.

     Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments may not increase except as provided in Q&A F-3 Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

2. All minimum distributions shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

3. Life expectancy is computed by use of the expected return multiples in Table V and VI of Section 1.72-9 of the Income Tax Regulations. Unless you otherwise elect by the time distributions are required to begin, life expectancies shall not be recalculated annually. Such election by you shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spousal beneficiary ( or your life expectancy or the life expectancy of a spousal beneficiary where you do not elect to recalculate life expectancy) may not be recalculated. Instead, life expectancy will be calculated using


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     the attained age of such beneficiary (or your attained age or spousal beneficiary's age where you do not elect to recalculate life expectancy) during the calendar year in which you attain age 70 1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

4. Distributions under this section are considered to have begun if distributions are made after you have reached your Required Beginning Date or if prior to the Required Beginning Date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under section 1.401(a)(9) of the Regulations.

5. Minimum distribution requirements may be satisfied by receiving a distribution from one SIMPLE IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more SIMPLE IRAs. For this purpose, the owner of two or more SIMPLE IRAs may use an alternative method to satisfy the minimum distribution requirements. If you do not elect in a manner acceptable to us, to receive the required minimum distribution under one of the allowable methods, we will assume that you are receiving the aggregate amount required from another SIMPLE IRA.

The following paragraphs are added to the section of the Contract dealing with your death before income payments begin:

1. If you die before distribution of your Account Balance begins, distribution of your entire Account Balance shall be completed by December 31 of the calendar year containing the fifth anniversary of your death except to the extent that an election is made to receive distributions in accordance with
     (a) or (b) below:

  a) If your Account Balance is payable to a designated beneficiary, then the entire amount may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year of your death.

  b) If the designated beneficiary is your surviving spouse, the date distributions are required to begin in accordance with (1) above shall not be earlier than the later of (i) December 31 of the calendar year immediately following the calendar year of your death or (ii) December 31 of the calendar year in which you would have attained age 70 1/2.

2. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after your death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall not be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to


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     all subsequent years. In the case of any other designated beneficiary (or in the case of a spousal beneficiary who does not elect to recalculate life expectancy), life expectancies shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

The following paragraph is added to the death benefit section of the Contract:

If you die after distribution of your Account Balance has begun under Minimum Distribution, the remaining portion of your Account Balance will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

The following paragraphs are added to the section of the Contract dealing with Federal Income Tax rules:

If contributions made on behalf of the Participant pursuant to a SIMPLE IRA Plan maintained by the Participant's employer are received directly by MetLife from the employer, we will provide the employer with the summary description required by Section 408(l) of the Code. We will also furnish annual calendar year reports as required by the Code.

In order to continue to qualify this Contract under Section 408(b) of the Code, the Company can amend this Endorsement to reflect changes in the provisions of the Code and related regulations by sending you an amendment.

                                            /s/ Louis J. Ragusa
                                            /s/ Harry P. Kamen

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                                                                    Exhibit 4(z)



                                    MET LOGO
                                  ENDORSEMENT

This Endorsement amends Certificate Form No. G.4333-15 so that it can be used as a funding vehicle under a Savings Incentive Match Plan for Employees of Small Employers ("Simple IRA"), established by an employer under section 408(p) of the Internal Revenue Code of 1986 (the "Code").

The following paragraphs are added to Item 2 on page 2 of the Certificate:

A participant in a SIMPLE IRA can make contributions to this Certificate under a qualified salary reduction arrangement with the employer maintaining the SIMPLE IRA, subject to the limitations under section 408(p)(2) of the Code.

A participant may contribute a percentage of his or her compensation (up to 100 percent of compensation), but may not contribute in excess of $6,000 (indexed for inflation beginning in 1998) in the aggregate per year to this, and all other certificates, contracts or accounts that are used as funding vehicles under the employer's SIMPLE IRA.

This Certificate may also accept employer contributions made on your behalf within the limitations of section 408(p) of the Code.

This Certificate will also accept direct transfers and rollovers, which are not prohibited under section 408(p) and which are otherwise permitted under the terms of this Certificate.

The following paragraph is added to Item 8(a) on page 9 of the Certificate:

Withdrawals before age 59 1/2 during the first two years of participation in the SIMPLE IRA may be subject to a 25% tax penalty instead of a 10% tax penalty, which would be in addition to ordinary Federal income tax.



-S-                                          -S-

Louis J. Ragusa                              Harry P. Kamen
Vice-President & Secretary                   Chairman, President & Chief
                                               Executive Officer

RSC 96-37